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                                                Filed pursuant to Rule 424(b)(2)
                                                      Registration No. 333-33726

PROSPECTUS

                   [KINDER MORGAN ENERGY PARTNERS, L.P. LOGO]

                              574,172 COMMON UNITS

                             ----------------------

     The selling unitholders identified in this prospectus are offering to sell up to an aggregate of 574,172 common units representing limited partner interests in Kinder Morgan Energy Partners, L.P. We will not receive any of the proceeds from the unitholders' sale of the units offered by this prospectus.

     Our common units trade on the New York Stock Exchange under the symbol "KMP." The last reported sale price of our common units on May 22, 2000, as reported by the New York Stock Exchange, was $37.9375 per common unit.

                             ----------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                  The date of this prospectus is May 23, 2000.
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                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Kinder Morgan Energy Partners, L.P. ........................       3
Use of Proceeds.............................................       6
Selling Unitholders.........................................       6
Recent Federal Income Tax Developments......................       7
Plan of Distribution........................................       8
Legal Matters...............................................       9
Experts.....................................................       9
Where You Can Find More Information.........................      10
Information Regarding Forward-Looking Statements............      11

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THE COMMON UNITS. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

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                      KINDER MORGAN ENERGY PARTNERS, L.P.

     We are a Delaware limited partnership formed in August 1992. We are the largest publicly-traded pipeline master limited partnership in the United States and have the second largest products pipeline system based on volumes delivered. Our operations are grouped into four reportable business segments. These segments and their major assets are as follows:

     - Pacific operations, consisting of:

          - approximately 3,300 miles of pipelines which transport over one million barrels per day of refined petroleum products to some of the faster growing population centers in the United States, including Los Angeles, San Diego and Orange County, California; the San Francisco Bay area; Las Vegas, Nevada and Tucson and Phoenix, Arizona;

          - 13 truck-loading terminals with an aggregate usable tankage capacity of approximately 8.2 million barrels; and

          - a 50% interest in the Colton Processing Facility, a petroleum pipeline transmix processing facility located in Colton, California;

     - Mid-Continent operations, consisting of products pipelines and joint venture projects including:

          - the North System, a 1,600 mile pipeline that transports natural gas liquids and refined petroleum products between south central Kansas and the Chicago area and various intermediate points, including eight terminals;

          - a 51% interest in Plantation Pipe Line Company, which owns and operates a 3,100 mile refined petroleum products pipeline system throughout the southeastern United States;

          - a 20% limited partner interest in Shell CO(2) Company, Ltd. which transports, markets and produces carbon dioxide for use in enhanced oil recovery operations in the continental United States; on March 9, 2000, we announced a definitive agreement to acquire the remaining 80% interest in Shell CO(2) Company;

          - the Cypress Pipeline, which transports natural gas liquids from Mont Belvieu, Texas to a major petrochemical producer in Lake Charles, Louisiana;

          - transmix operations, which include the processing and marketing of petroleum pipeline transmix along the Atlantic Coast via two transmix processing plants;

          - a 50% interest in the Heartland Pipeline Company, which ships refined petroleum products in the Midwest; and

          - the Painter Gas Processing Plant, a natural gas processing plant, fractionator and natural gas liquids terminal with truck and rail loading facilities; the Painter Plant is leased to BP Amoco under a long-term arrangement;

     - Natural gas operations, consisting of assets acquired in late 1999, including:

          - Kinder Morgan Interstate Gas Transmission LLC, which owns a 6,700 mile natural gas pipeline, including the Pony Express pipeline facilities, that extends from northwestern Wyoming east into Nebraska and Missouri and south through Colorado and Kansas;

          - a 66 2/3% interest in Trailblazer Pipeline Company, which transmits natural gas from Colorado through southeastern Wyoming to Beatrice, Nebraska; and

          - a 49% interest in Red Cedar Gathering Company, which gathers natural gas in La Plata County,

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            Colorado and owns and operates a carbon dioxide processing plant;

       and

     - Bulk terminals, consisting of over 20 owned or operated bulk terminal facilities, including:

          - coal terminals located in Cora, Illinois; Paducah, Kentucky; Newport News, Virginia; Mount Vernon, Indiana; and Los Angeles, California;

          - petroleum coke terminals located on the lower Mississippi River and along the west coast of the United States; and

          - other bulk terminals handling alumina, cement, salt, soda ash, fertilizer and other dry bulk materials.

BUSINESS STRATEGY

     Management's objective is to operate Kinder Morgan Energy Partners as a low-cost, growth-oriented master limited partnership by:

     - reducing operating expenses;

     - better utilizing and expanding our asset base; and

     - making selective, strategic acquisitions that will increase unitholder distributions. Management has announced that we intend to spend approximately $1 billion for acquisitions annually.

     Kinder Morgan Energy Partners primarily transports and/or handles products for a fee and largely is not engaged in the purchase and resale of commodity products. As a result, Kinder Morgan Energy Partners does not face significant risks relating directly to shifts in commodity prices.

     Pacific Operations. We plan to continue to expand our presence in the rapidly growing refined products market in the western United States through incremental expansions of the Pacific operations and through acquisitions that increase unitholder distributions. In May 1999, we completed an expansion of our southern California products pipeline system. The expansion involved construction of 13 miles of 16-inch diameter pipeline from Carson, California to Norwalk, California, and increased the capacity of the West Line Southern California products pipeline system from 340,000 barrels per day to 520,000 barrels per day, an increase of over 50%.

     Mid-Continent Operations. Because the North system serves a relatively mature market, we intend to focus on increasing throughput within the system by remaining a reliable, cost-effective provider of transportation services and by continuing to increase the range of products transported and services offered. Management believes favorable demographics in the southeastern United States will serve as a platform for increased use and expansion of Plantation's pipeline system, which serves major metropolitan areas including Birmingham, Alabama; Atlanta, Georgia; Charlotte, North Carolina; and the Washington, D.C. area.

     For the Shell CO(2) Company, our Permian Basin strategy is to offer customers "one-stop shopping" for carbon dioxide supply, transportation and technical support service. Outside the Permian Basin, Shell CO(2) Company intends to compete aggressively for new supply and transportation projects. Management believes these projects will arise as other U.S. oil producing basins mature and make the transition from primary production to enhanced recovery methods. The acquisition of the transmix operations, in September 1999, strengthened our existing transmix processing business and added fee-based services related to our core refined products pipeline business.

     Natural Gas Operations. Kinder Morgan Interstate Gas Transmission also serves a stable, mature market, and thus we are focused on reducing costs and securing throughput for this pipeline. New measurement systems and other improvements will aid in managing expenses. We will explore expansion and storage opportunities to increase utilization levels. Shippers have expressed interest in expanding the Trailblazer Pipeline Company
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pipeline, which we will pursue if we can obtain commitments for the additional capacity. Red Cedar Gathering Company, a partnership with the Southern Ute Indian Tribe, is pursuing gathering and processing opportunities on tribal land.

     Bulk Terminals. We are dedicated to growing our bulk terminal business and have a target of investing $100 to $200 million annually in our bulk terminals business. We will make investments to expand and improve existing facilities, particularly those facilities that handle low-sulfur western coal. We will also consider making selective acquisitions that increase unitholder distributions. Additionally, we plan to design, construct and operate new facilities for current and prospective customers. Management believes we can use newly acquired or developed facilities to leverage our operational expertise and customer relationships.

     The address of our principal executive offices is 1301 McKinney Street, Suite 3400, Houston, Texas 77010 and our telephone number at this address is
(713) 844-9500. Our limited partner interests trade under the New York Stock Exchange symbol "KMP."

RECENT DEVELOPMENTS

     Transferred Assets. Effective December 31, 1999, Kinder Morgan, Inc. transferred over $700 million of assets to us for $330 million and the issuance of 9.81 million of our common units representing limited partner interests. We financed a portion of the $330 million through Kinder Morgan, Inc. which has been repaid. We agreed as part of the asset transfer to fund the $330 million through debt incurred by us and to not take certain actions with respect to the debt that could cause adverse tax consequences to Kinder Morgan, Inc. Assets included in the transfer were Kinder Morgan Interstate Gas Transmission LLC, formerly K N Interstate Gas Transmission Co., an additional 33 1/3% interest in Trailblazer Pipeline Company and a 49% interest in Red Cedar Gathering Company.

     Shell CO(2) Company. On March 9, 2000, we announced we had reached a definitive agreement to increase our interest in Shell CO(2) Company to 100% by acquiring a 78% limited partner interest and a 2% general partner interest from affiliates of Shell Exploration & Production Company. We currently own a 20% limited partner interest in Shell Co(2) Company. The transaction price is $185.5 million, and closing is expected to occur in April 2000. After the transaction closes, we will change the name of Shell CO(2) Company to Kinder Morgan CO(2) Company. Shell CO(2) Company is the largest transporter and marketer of carbon dioxide in the United States, currently delivering approximately 400 million cubic feet per day. Carbon dioxide flooding is a proven technology for increasing the production of oil reserves.

     Milwaukee and Dakota Bulk Terminals. On February 7, 2000, we announced our acquisition of all of the shares of the capital stock of Milwaukee Bulk Terminals, Inc. and Dakota Bulk Terminal, Inc., both Wisconsin corporations, for 574,172 units. The effective date of the acquisitions was January 1, 2000, and going forward from that date, we will include the activities of these two terminals as part of our bulk terminals business segment.

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                                USE OF PROCEEDS

     Since the common units covered by this prospectus are being sold by the selling unitholders and not us, we will not receive any proceeds from the sale of common units under this prospectus.

                              SELLING UNITHOLDERS

     The table below sets forth information relating to the ownership of our common units by the selling unitholders immediately prior to this offering and after selling the common units in the offering.

                                                                                     BENEFICIAL
                                          BENEFICIAL OWNERSHIP                       OWNERSHIP
                                            BEFORE OFFERING                        AFTER OFFERING
                                          --------------------      NUMBER       ------------------
                NAME OF                                            OF COMMON
           SELLING UNITHOLDER              UNITS    PERCENTAGE   UNITS OFFERED   UNITS   PERCENTAGE
----------------------------------------  -------   ----------   -------------   -----   ----------
Donald E. Brummer.......................   67,264     *              67,264        --      *
Thomas L. Burke.........................  108,475     *             108,475        --      *
Roy N. Cook.............................  335,897     *             335,897        --      *
Daniel E. Meehan........................   55,235     *              55,235        --      *
Mark L. Wells...........................    7,301     *               7,301        --      *

---------------
* Less than one percent

     In connection with our recent sale of common units in an underwritten offering, Mr. Cook agreed with the underwriters, as did we and some directors and executive officers of our general partner, not to sell common units except as described below.

     Subject to exceptions, Mr. Cook has agreed with the underwriters not to dispose of or hedge any of the common units, securities similar to the common units or securities convertible into or exchangeable for the common units during the period from March 28, 2000 continuing through the date 90 days after March 28, 2000, except with the prior written consent of Goldman, Sachs & Co. In addition each unitholder has agreed with us to retain at least 20% of the unitholder's common units until January 1, 2001 and 10% of the unitholder's common units until January 1, 2002 and not to sell more than 25,000 common units on any trading day until January 1, 2002.

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                     RECENT FEDERAL INCOME TAX DEVELOPMENTS

     The Internal Revenue Service has recently finalized regulations under Sections 743 and 197 of the Internal Revenue Code. We depreciate and amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed or adjusted property over the remaining cost recovery period for the underlying property, despite its inconsistency with the recently finalized regulations that appear to require that any adjustment attributable to unrealized appreciation in the value of such property to be treated as a newly placed in service asset. If the Internal Revenue Service successfully challenged our method for depreciating or amortizing the Section 743(b) adjustment, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions.

     In addition, recently proposed regulations would allow a unitholder disposing of units, who can identify units transferred with an ascertainable holding period, to use the actual holding period of the units transferred, but indicate that the unitholder would maintain a single adjusted tax basis in his units. The Internal Revenue Service has previously ruled that partners in a partnership must maintain a single adjusted basis for their interests. It is not clear how the ruling applies to partners in a publicly traded partnership. If the ruling applies to us or the proposed regulations are finalized in their current form, a unitholder would be unable to select high or low basis units to sell as would be the case with corporate stock. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the proposed regulations.

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                              PLAN OF DISTRIBUTION

     We are registering the common units on behalf of the selling unitholders. We will bear all costs, expenses and fees in connection with the registration of the common units. The selling unitholders will bear their respective brokerage commissions and similar selling expenses, if any, attributable to the sale of their common units. All or part of the common units may be offered by the selling unitholders from time to time in transactions on the New York Stock Exchange, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The methods by which the common units may be sold or distributed may include, but not be limited to, the following:

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

     - an exchange distribution in accordance with the rules of such exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - privately negotiated transactions;

     - a cross or block trade in which the broker or dealer so engaged will attempt to sell the common units as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, in connection with which the selling unitholder may sell and deliver the common units;

     - short sales or borrowings, returns and reborrowings of the common units pursuant to stock loan agreements to settle short sales;

     - delivery in connection with the issuance of securities by issuers, other than us, that are exchangeable for (whether optional or mandatory), or payable in, such common units (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such common units may be distributed; and

     - a combination of such methods of sale or distribution.

     The selling unitholders may also sell such common units in accordance with Rule 144 under the Securities Act.

     In effecting sales, brokers or dealers engaged by the selling unitholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling unitholders or from the purchasers in amounts to be negotiated immediately prior to the sale.

     If underwriters are used in the sale, the common units will be acquired by the underwriters for their own account. The underwriters may resell the common units in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. If we are notified that underwriters are involved, the names of the underwriters, if any, with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this prospectus relating to that offering. The obligations of the underwriters to purchase the common units will be subject to specified conditions, and the underwriters will be obligated to purchase all of the common units specified in such supplement if any are purchased.

     This prospectus may also be used by donees of the selling unitholders or other persons acquiring common units, including brokers who borrow the common units to settle short sales of common units, and who wish to offer and sell such common units under circumstances requiring or making

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desirable its use. From time to time selling unitholders may pledge their common units pursuant to the margin provisions of their respective customer agreements with respective brokers or otherwise. Upon a default by a selling unitholder, the broker or pledgee may offer and sell the pledged common units from time to time.

     The selling unitholders and any broker-dealers who act in connection with the sale of common units hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and any profit on the resale of the common units as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have advised the selling unitholders that because they may be deemed to be underwriters, the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales.

     We have agreed to indemnify the several selling unitholders and their respective affiliates against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof. The selling unitholders have agreed, severally, to indemnify us and our affiliates against certain liabilities, including liabilities under the Securities Act, or to contribute to payments we and our affiliates may be required to make in respect thereof based on information supplied to us by the respective selling unitholder.

                                 LEGAL MATTERS

     The validity of the common units offered under this prospectus has been passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas.

                                    EXPERTS

     The historical financial statements incorporated by reference in this registration statement have been audited by various independent accountants. The organizations and periods covered by these audits are indicated in the individual accountants' independent auditors' reports. Such financial statements have been so included in reliance on the reports of the various independent accountants given on the authority of such firms as experts in auditing and accounting.

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                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus. We incorporate by reference the following documents:

     - Our annual report on Form 10-K for the year ended December 31, 1999;

     - Our quarterly report on Form 10-Q for the quarter ended March 31, 2000;

     - Our current report on Form 8-K filed on April 3, 2000;

     - Our current report on Form 8-K filed on March 31, 2000;

     - Our current report on Form 8-K/A filed on March 28, 2000;

     - The description of the common units in our registration statement on Form S-1 (Registration No. 33-48142) filed on June 1, 1992 and any amendments or reports filed to update the description; and

     - All documents filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the sale of all of the common units.

     You may read and copy any document we file at the SEC's public reference rooms located at:

     - 450 Fifth Street, N.W.
       Washington, D.C. 20549

     - Seven World Trade Center
       New York, New York 10048

     - Northwest Atrium Center
       500 West Madison Street
       Chicago, Illinois 60661

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Our SEC filings are also available to the public on the SEC's Web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our limited partner interests are listed.

     You may request a copy of any document incorporated by reference in this prospectus (in most cases, without exhibits), without charge, by request directed to us at the following address and telephone number:

       Kinder Morgan Energy Partners, L.P.
       Investor Relations Department
       1301 McKinney, Suite 3400
       Houston, Texas 77010
       (713) 844-9500

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                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results of our operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

     - price trends and overall demand for natural gas liquids, refined petroleum products, carbon dioxide, natural gas, coal and other bulk materials in the United States. Economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demand;

     - changes in our tariff rates implemented by the Federal Energy Regulatory Commission or the California Public Utilities Commission;

     - our ability to integrate any acquired operations into our existing operations;

     - any difficulties or delays experienced by railroads in delivering products to the bulk terminals;

     - our ability to successfully identify and close strategic acquisitions and make cost saving changes in operations;

     - shut-downs or cutbacks at major refineries, petrochemical plants, utilities, military bases or other businesses that use our services;

     - the condition of the capital markets and equity markets in the United States; and

     - the political and economic stability of the oil producing nations of the world.

You should not put undue reliance on any forward-looking statements.

     See Items 1 and 2 "Business and Properties - Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, for a more detailed description of these and other factors that may affect the forward-looking statements. When considering forward-looking statements, one should keep in mind these risk factors. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

     In addition, our classification as a partnership for federal income tax purposes means that we do not generally pay federal income taxes on our net income. We do, however, pay taxes on the net income of subsidiaries that are corporations. We are relying on a legal opinion from our counsel, and not a ruling from the Internal Revenue Service, as to our proper classification for federal income tax purposes. See Items 1 and 2 "Business and Properties - Tax Treatment of Publicly Traded Partnerships Under the Internal Revenue Code" of our Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

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